Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use in the Registration Statement of PokerTek, Inc. (a corporation in the development stage) on Amendment No. 3 to Form S-1 of our report, dated May 10, 2005, appearing in the Prospectus, which is part of this Registration Statement, appearing in the financial statements as of December 31, 2004 and 2003 and the related statements of operations, stockholder’s equity (deficit) and cash flows for the year ended December 31, 2004 and the period from August 22, 2003 (date of inception) to December 31, 2003. We also consent to the reference to our firm under the captions “Experts” and “Selected Financial Data” in such Prospectus.

/s/	McGladrey & Pullen, LLP

Charlotte, North Carolina

October 12, 2005